Exhibit 12.1

TravelCenters of America LLC
Statement of Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,

	2017	2016	2015	2014	2013

	(in thousands, except ratio amounts)
(Loss) income before income taxes, income from equity investees and noncontrolling interests	$(76,133)	$(8,206)	$40,202	$95,768	$2,331

Distributions received from equity investees	4,800	3,000	4,800	—	—
Fixed charges	123,381	118,248	106,344	93,101	90,880
Amortization of capitalized interest	136	90	30	41	31
Capitalized interest	(510)	(2,377)	(1,797)	(755)	(1,033)
Total earnings	$51,674	$110,755	$149,579	$188,155	$92,209

Interest expense(1)	$30,495	$28,438	$24,425	$17,241	$17,650
Estimated interest within real estate rent expense(2)	92,376	87,433	80,122	75,105	72,197
Capitalized interest	510	2,377	1,797	755	1,033
Total fixed charges	$123,381	$118,248	$106,344	$93,101	$90,880

Ratio of earnings to fixed charges	0.42	0.94	1.41	2.02	1.01

Deficiency of earnings available to cover fixed charges	$(71,707)	$(7,493)	$ N/A	$ N/A	$ N/A

(1)         Includes interest expense and amortization of premiums and discounts related to indebtedness.

(2)         Estimated interest within real estate rent expense includes one third of real estate rent expense, which approximates the interest component of our operating leases.